Tech Central, Inc.
134 West Mission
Fallbrook, CA 92028
TechCentralinc.com
702-241-3268

September 8, 2016

Via EDGAR

Donald E. Field

Attorney-Adviser

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re: Tech Central, Inc.

Registration Statement on Form S-1/A
Filed July 21, 2016
File No. 333-212438

Dear Donald Field:

This is Tech Central Inc.'s (the Company) response to your correspondence dated September 7, 2016 relating to the Company's Registration Statement on Form S-1 filed on July 21, 2016. For ease of reference, each of the Staff's comments is reproduced below, followed by our response.

Registration Statement Cover Page

1. We note your response to our prior comment 3 and reissue in part. Please revise footnote 1 to the Calculation of Registration Fee table. Rule 457(o) of the Securities Act does not appear to be the applicable subsection to calculate the fee associated with your common stock because you are registering a number of shares. Accordingly, please revise to indicate that you are registering under Rule 457(a) of the Securities Act. For guidance, refer to Rule 457(a) of the Securities Act and to Question 240.01 of the Securities Act Rules Compliance and Disclosure Interpretations.

RESPONSE

Revision was made accordingly.

Prospectus Summary, page 5

2. It does not appear that you have responded to our prior comment 6. Please revise to briefly disclose your current agreements with any consultants, or remove the references to outside consultants.

RESPONSE

We have removed references to outside consultants.

Risk Factors, page 8

3. Please revise to include a risk factor disclosing that your auditors have issued a going concern opinion on your audited financial statements.

RESPONSE

Risk factor was added accordingly.

Selling Security Holders, page 12

4. We note your response to our prior comment 7 and reissue. We note the June 30, 2016 reference dates. Please revise this section to provide this information as of a more recent date.

RESPONSE

Revised accordingly.

5. Your response to our prior comment 8 appears to indicate that the natural persons controlling Tala Media Corp. had a material relationship with the company in regard to supplying equipment and media. If so, please revise to identify each such natural person and describe the nature of any material relationship. Alternatively, please clarify your response.

RESPONSE

Equipment was acquired from Tala Media Corp. and additional media in the normal course of business. Other than the fact that Tala Media corp. was issued 200,000 shares for services rendered to the Company and the President of Tala Media corp., Jesse Acuna, acquired an additional 75,000 shares; the natural persons who control such entity have had no material relationship with the company or any affiliates within the past three years.

The footnote on page 13 was revised to reflect who has voting rights and dispositive power with regards to the shares held by Tala Media Corp.

Security Ownership of Certain Beneficial Owners, page 24

6. We note your response to our prior comment 13 and reissue. Please revise to provide the required information as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

RESPONSE

Revised accordingly.

Sincerely,

/s/ Joseph Lewis
CEO, Tech Central, Inc.